Filed Pursuant to Rule 433

Registration No. 333-133852

Capped Leveraged Index Return Notes® (Capped LIRNs®)

to be issued by Bank of America Corporation

Capped Leveraged Index Return Notes® (Capped LIRNs®) are senior unsecured debt securities to be issued by Bank of America Corporation (BAC) that offer investors the opportunity for enhanced participation in the upside potential of an underlying asset, up to a specified cap, while bearing one-for-one (or in some cases, leveraged) downside exposure for decreases below a specified buffer.

This fact sheet is intended to provide an overview of Capped LIRNs and does not provide the terms of any specific series of Capped LIRNs. Prior to any decision to invest in a specific series of Capped LIRNs, investors should carefully review the related disclosure document, which contains a detailed explanation of the terms of that offering, as well as the risks, tax treatment, and other relevant information about such series. Additionally, investors should consult their accounting, legal, or tax advisors before investing in Capped LIRNs.

COMMON FEATURES

■	Linked to the performance of a wide range of underlying assets

■	Enhanced participation in any positive return generated by the underlying asset, up to a specified cap

■	Generally include a buffer of between 10% and 20% that limits losses if the value of the underlying asset declines

■	One-for-one or, in some cases, leveraged downside exposure below the buffer

■	Terms of approximately 1 to 3 years

■	No principal protection

■	No periodic interest payments

■	Usually issued at an original offering price of $10 per unit

■	May be listed on an U.S. exchange

ADVANTAGES

■	Opportunity for enhanced return: Capped LIRNs offer enhanced return potential over the underlying asset. Capped LIRNs typically allow investors to earn a multiple of any positive return generated by the underlying asset, up to a specified cap. Capped LIRNs may bear one-for-one (or, in some cases, leveraged) downside risk when compared to a direct investment in the underlying asset.

■	Complement to a long-term strategy: Capped LIRNs generally have maturities ranging from 1 to 3 years. As a result, they can be integrated into an investor’s overall investment strategy without tying up investment assets for longer than the term of the Capped LIRNs. If investors want to sell the Capped LIRNs prior to maturity, they may be able to do so if a secondary market develops. However, the price paid for the Capped LIRNs in secondary market transactions may be higher or lower than the original purchase price.

■	Choose from a variety of strategies: Capped LIRNs provide investors with exposure to a range of individual underlying assets or baskets of underlying assets, such as market indices, stocks, commodities, currencies, and across asset classes.

■	Diversification: Because Capped LIRNs can be linked to a variety of underlying assets, they provide investors with the opportunity to diversify their investment portfolios. Investors should understand, however, that the sole obligor on Capped LIRNs is BAC.

■	Access to alternative markets: Capped LIRNs may provide access to one or a group of underlying assets not readily available to individual investors through traditional investment strategies.

RATIONALE

Investors may want to consider Capped LIRNs if they believe that the value of the underlying asset may appreciate moderately over the relevant term. Capped LIRNs are designed for investors who want to optimize their market exposure given their particular market view of the underlying asset and are willing to forgo interest payments over the term of the Capped LIRNs in exchange for the possibility of an enhanced return at maturity over the performance of the underlying asset, up to a specified cap. Investors must be able to tolerate downside risk.

HYPOTHETICAL PAYOUT PROFILE

The graph above is for illustration purposes only. Different Capped LIRNs may have differing payout characteristics, including varying capped values, participation rates, buffers, and leveraged downside exposure, which may differ from the above description. Hypothetical information is not a projection of future returns.

RISK FACTORS

Factors to consider before investing in Capped LIRNs include:

■	The investment may result in a loss.

■	The return may be lower than that of other debt securities of a comparable maturity of BAC.

■	The return on Capped LIRNs is limited and will not reflect the return on a direct investment in the underlying asset, or on the components included in the underlying asset.

■	A trading market for Capped LIRNs is not expected to develop and, if trading does develop, the market price investors may receive or be quoted for Capped LIRNs on a date prior to the maturity date will be affected by this and other important factors, including the costs of developing, hedging, and distributing Capped LIRNs. The price paid for Capped LIRNs in secondary market transactions may be higher or lower than the original purchase price.
■	Many factors affect the trading value of Capped LIRNs; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

■	Purchases or sales of the underlying asset components or securities based on the underlying asset by BAC and its affiliates may affect the return.

■	Potential conflicts of interest between BAC and investors in Capped LIRNs could arise.

■	Tax consequences of investments in Capped LIRNs are uncertain.

Capped LIRNs are unsecured debt securities and are not savings accounts, deposits, or other obligations of a bank. Capped LIRNs are not guaranteed by Bank of America, N.A. or any other bank, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. Capped LIRNs will rank equally with BAC’s other senior unsecured debt and any payment due on the Capped LIRNs, including any repayment of principal, will be subject to the credit risk of BAC.

Capped LIRNs are one type of Structured Investment offered by BAC. Structured Investments are designed to meet specific investment objectives. The return on these investments comes from the performance of the underlying asset or assets to which the investment is linked. These assets can include fixed income, equities, foreign exchange, commodities, or a combination of these assets. Structured Investments can accommodate investors with various types of risk and return profiles. As described below, features of Structured Investments may include the following: principal protection, enhanced income, market participation, and/or enhanced participation.

BENEFITS OF INVESTING IN STRUCTURED INVESTMENTS

FLEXIBILITY – Structured Investments can be used to implement a wide variety of market views.

SIMPLICITY – Structured Investments offer a packaged solution for investors to access the potential returns of a combination of financial instruments linked to one or more asset classes.

DIVERSIFICATION – Structured Investments enable investors to diversify a portfolio by providing access to the potential returns of a wide variety of asset classes.

OPERATIONAL AND TAX EFFICIENCIES – Structured Investments can reduce complicated financial, tax, legal, and operational issues surrounding the execution of sophisticated strategies by providing them in a single security.

ENHANCED RISK/RETURN PROFILES – Structured Investments may provide full or partial principal protection and/or incremental return potential through upside leverage or through other means.

STRUCTURED INVESTMENTS MAY INCLUDE THE FOLLOWING KEY FEATURES
	CATEGORY:	KEY FEATURE:
Principal Protection

Offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income

May offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation

Can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

HOW CAN YOU GET STARTED? Contact your Financial Advisor to learn if Capped Leveraged Index Return Notes® may be right for you.	Enhanced Participation

May offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

IMPORTANT NOTICE: Bank of America Corporation “BAC” has filed a registration statement (including a prospectus supplement and a prospectus) with the Securities and Exchange Commission (SEC) for the potential offerings to which this communication relates. Before investing, you should carefully read the prospectus supplement and the prospectus in that registration statement and other documents that BAC has filed with the SEC relating to any offering described in this communication for more complete information about BAC and these offerings. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www. sec.gov. Alternatively, BAC, any agent or any dealer participating in the offerings will arrange to send you the prospectus supplement, the prospectus, and other documents relating to any of these offerings if you so request by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free 1-866-500-5408.

Leveraged Index Return Notes® and LIRNs® are registered service marks of Merrill Lynch & Co., Inc.
Merrill Lynch & Co., Inc. is a subsidiary of BAC.
© 2009 Merrill Lynch, Pierce, Fenner & Smith Incorporated.
Member Securities Investor Protection Corporation (SIPC). Printed in the U.S.A.	387212PM-0109